Exhibit 99.1

FEMSA and Coca-Cola FEMSA Announce

Senior Leadership Changes

Ian Craig to succeed John Santa María as CEO of Coca-Cola FEMSA

Constantino Spas to succeed Alfonso Garza as CEO of FEMSA Strategic Businesses

Monterrey and Mexico City, Mexico, October 13, 2022 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) and Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA”) (NYSE: KOF; BMV: KOF UBL), announced today that in accordance with their careful and deliberate senior leadership succession planning processes, and consistent with previously established timeframes, John Santa María Otazúa will retire from his position as Coca-Cola FEMSA’s Chief Executive Officer on January 1, 2023. Accordingly, Coca-Cola FEMSA’s Board of Directors has appointed Ian Craig García, currently CEO of Coca-Cola FEMSA Brazil, to become Coca-Cola FEMSA’s Chief Executive Officer as of the same date. Ian’s appointment also has the full support of FEMSA’s Board of Directors.

John has had a remarkable trajectory of 27 years at Coca-Cola FEMSA, playing various key roles as the company evolved and grew into the largest and most sophisticated bottler in the global Coca-Cola System. In his role as CEO since 2014, John was instrumental in guiding Coca-Cola FEMSA through a profound operational and digital transformation that positioned the company to deliver sustainable long-term value creation, as it expanded its geographic reach to include more territories in Brazil, Guatemala, and Uruguay. For his part, Ian has been an outstanding member of the FEMSA team for 28 years, with increasing responsibilities at Coca-Cola FEMSA since 2003. Working closely with John, Ian has been CEO of Coca-Cola FEMSA Brazil since 2016, achieving remarkable results at every stage and in every aspect of the business.

Concurrently, Alfonso Garza Garza will retire from his position as Chief Executive Officer of FEMSA Strategic Businesses on January 1, 2023. Constantino Spas Montesinos, currently Chief Financial Officer of Coca-Cola FEMSA, has been appointed, with the full support of FEMSA’s Board of Directors, to become Chief Executive Officer of FEMSA Strategic Businesses as of the same date. Constantino’s role at Coca-Cola FEMSA has been fundamental in advancing its transformation and strategic direction. His appointment to head FEMSA Strategic Businesses reflects FEMSA’s vision and belief in the increased opportunities enabled by cross-fertilization of talent among its business units.

Alfonso has enjoyed a highly successful career of 37 years at several of FEMSA’s business units, serving as Chief Executive Officer of our Strategic Businesses unit since 2012. At this role, Alfonso has been instrumental in the growth of our refrigeration, logistics and distribution operations, including the promising growth opportunity currently being pursued through the Envoy Solutions platform. Alfonso has also played an active leadership role in FEMSA’s pursuit of social value through his role at the FEMSA Foundation and the Board of Directors of Monterrey Tec. For his part, Constantino joined Coca-Cola FEMSA in 2018, bringing with him extensive international and industry experience. At Coca-Cola FEMSA, he has held senior positions in Strategic Planning, New Business Development and most recently as CFO, demonstrating a high level of leadership, performance, and adaptability at every turn.

The appointments announced today represent further steps in FEMSA and Coca-Cola FEMSA’s long-term talent and succession planning processes. Ian and Constantino’s replacements at their current positions will be named in due course.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	October 13, 2022	| Page 1

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About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Division operating OXXO, a small-format store chain, and OXXO Gas, a chain of retail service stations; through a Health Division, which includes drugstores and related activities; and through FEMSA’s Digital Division, which includes Spin by OXXO and OXXO Premia, among other loyalty and digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 320,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate its sustainability performance.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	October 13, 2022	| Page 2